1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	October 26, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE

TWELFTH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the twelfth meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was despatched on 12 October 2015 by way of written notices or e-mails. The meeting was held on 26 October 2015 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by teleconferencing. Ten directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, departmental rules, normative documents, and the articles of association of the Company (the “Articles of Association”).

The ten Directors present at the meeting unanimously agreed and passed the following resolutions:

1. Approved the “Third Quarterly Report for the Year 2015 of Yanzhou Coal Mining Company Limited”, and to publish the results for the third quarter of 2015 domestically and overseas.

2. Approved the “Proposal in relation to the Disposal of Some of the Company’s Financial Assets”

It was approved to authorize the Company’s managing group to make timely decisions based on merits of market conditions in the coming 12 months regarding the disposal of some of the financial assets that are available for sale.

After the disposal, the Company will perform necessary information disclosure obligations under the regulatory requirements.

3. Approved the “Proposal in relation to the Extension of the Entrusted Loan of Yanzhou Coal Yulin Neng Hua Company Limited”

It was approved that the expiry date of the RMB500 million entrusted loan of Yanzhou Coal Yulin Neng Hua Company Limited, the wholly-owned subsidiary of the Company, was extended to 31 December 2016.

4. Approved the “Proposal in relation to Cooperating with Shangqi Capital Management Co., Ltd. on Developing Wealth Management Businesses”

1)	It was approved that the Company entered into an investment consulting agreement and a supplementary agreement with Shangqi Capital Management Co., Ltd. (“Shangqi Capital”), and that the Company entrusted Shangqi Capital to develop wealth management businesses with self-owned funds of RMB500 million.

2)	It was approved that the Company would pay Shangqi Capital the service fees according to the agreement, but the annual cap for the service fees should be RMB31.25 million.

3)	It was approved to authorize a director to confirm and sign the investment consulting agreement and its supplementary agreement and other relevant legal documents. The director has the right to make necessary revisions to above documents based on actual situations and in accordance with the best interest of the Company.

As this resolution involves connected transactions, one related Director abstained from voting while the remaining nine Directors unanimously approved the resolution.

The independent Directors gave independent opinions on the connected transactions.

For details, please refer to the announcement in relation to continuing connected transaction on 26 October 2015 of the Company. This Announcement was also posted on the websites of Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

5. Approved the “Proposal in relation to the Establishment of the Information Management Department”.

It was approved that the Information Management Department was established. The Information Management Department will be in charge of the unified management of the Company’s information and its internal control.

By order of the Board Yanzhou Coal Mining Company Limited Chairman of the Board Li Xiyong

Zoucheng, Shandong Province, the PRC

26 October 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC